Mr. Craig D. Wilson,
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549


Re:     LocatePLUS Holdings Corporation

     Form 10K-SB/A for the Fiscal Year Ended December 31, 2007
     File No. 000-49957

Dear Mr. Wilson:

     In response to your letter of November 21, 2008 relative to the above-referenced filings, please be advised as follows:


COMMENT 1
Your revised disclosures indicate that your management evaluated the effectiveness of your internal control over financial reporting based on the standards and framework established by COSO. However, your response to prior comment 2 indicates that your evaluation "do[es] overlap in some areas the framework of internal control established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Please confirm, if true, that the framework used conforms with the COSO framework. As we previously communicated in prior comment 2, if the framework used by management does not meet the requirements of Section II.B.3.a of SEC Release No. 33-8238 you should re-perform your assessment using a conforming framework.

RESPONSE
The framework used by management to perform an evaluation of the effectiveness of our internal control over financial reporting for the period ending December 31, 2007 conforms with the COSO framework. Disclosure in the 10-KSB has been modified to reflect this.


COMMENT 2
As previously requested in prior comment 5, please revise to state that your disclosure controls and procedures were not effective as of the end of the period covered by the report. See Item 307 of Regulation S-B.

RESPONSE
The paragraph under Item 8a that follows the definition of internal control over financial reporting has been revised to state the following:

Our management, including the Chief Financial Officer and Chief Executive Officer evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the standards and framework established by the Committee of Sponsoring Organizations of the Treadway Commission, COSO. Based upon the evaluation performed it was concluded that our disclosure controls and procedures were not effective as of December 31, 2007.



Certifications
--------------

COMMENT 3
You do not appear to have complied with prior comment 7. In this regard, we note that the certifications are dated April 1, 2008 rather than the filing date of your amendment. Please revise to provide certifications that are currently dated. Further, your certifications continue to include language that varies from that set forth in Item 601(b)(31) of Regulation S-B. For example, we note that your certification is labeled "Amended." A title other than "Certification" and that you have replaced the word "registrant" or "small business owner" with "LocatePLUS Holdings Corporation" in certain paragraphs where such substitution is not appropriate. In your amended filing, and in future filings, ensure that your certifications conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B.

ANSWER
The above mentioned certifications have been amended as requested





In  connection  with  this  response letter, the Company acknowledges that:

- - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Thank you for your commentary on the filings. If you have further questions or comments, please let us know.

Very  truly  yours,

/s/ James C. Fields

James  C.  Fields
President and Chief Executive Officer